UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-38237

Sea Limited

1 Fusionopolis Place, #17-10, Galaxis

Singapore 138522

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Departure of Officer

Sea Limited (the “Company”) today announced that Jin Oh, Chief Executive Officer of Garena, has departed the Company effective August 31, 2018. Forrest Li, the Company’s Chairman and Group Chief Executive Officer, has assumed the responsibilities of this position upon Jin’s departure.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEA LIMITED

By:	/s/ Forrest Xiaodong Li
Name:	Forrest Xiaodong Li
Title:	Chairman and Group Chief Executive Officer

Date: August 31, 2018